February 7, 2019

David Clark
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard
8th Floor
Bridgewater, New Jersey 08807

       Re: Synchronoss Technologies, Inc.
           Forms 10-K and 10-K/A for the year ended December 31, 2017 Filed July 2, 2018, and July 9, 2018, respectively
           File No. 000-52049

Dear Mr. Clark:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services